[Sutherland Letterhead]

May 4, 2011

Re:	Saratoga Investment Corp. Investment Company Asset Protection Bond

File No.:	Investment Company Act File No. 814-00732

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Ladies and Gentlemen:

This filing is being made at the instruction of Richard A. Petrocelli, Secretary of Saratoga Investment Corp. (the “Company”).  Pursuant to Rule 17g-1(g)(1)(A) under the Investment Company Act of 1940, please find enclosed herewith for filing with the Commission copies of the following documents for the period December 7, 2010 to December 7, 2011:

(i)                                     A copy of the investment company asset protection bond (the “Bond”) covering Saratoga Investment Corp. in the amount of $5,000,000.00 and Endorsements 1-5 thereto; and

(ii)                                  Form of resolution of a majority of the Directors who are not “interested” persons of the Company approving the amount, type, form and coverage of the Bond.

Premiums have been paid for the period December 7, 2010 to December 7, 2011.

Please contact the undersigned at 202-383-0805 if you have any questions regarding this filing.

Very truly yours,

/s/ Harry S. Pangas
Harry S. Pangas, Esq.

Enclosures

cc w/ enc:            Richard A. Petrocelli

Exhibit 1

Disclosure Statement

Saratoga Investment Corp.

FID 6726162-00

It is our pleasure to present the enclosed policy to you

for presentation to your customer.

INSTRUCTION TO AGENT OR BROKER:

WE REQUIRE THAT YOU TRANSMIT THE ATTACHED/ENCLOSED DISCLOSURE

STATEMENT TO THE CUSTOMER WITH THE POLICY.

Once again, thank you for your interest, and we look forward to meeting your needs and those of your customers.

U-UNV-O-402-A CW (09/06)

1

Disclosure Statement

Saratoga Investment Corp.

FID 6726162-00

ZURICH AGENT/BROKER COMPENSATION DISCLOSURE

Dear Policyholder:

On behalf of Zurich, we are glad you have chosen us as your insurance company.  We look forward to meeting your insurance needs and want you to understand clearly our business relationship with the agent or broker you chose to represent your company’s interests in the placement of insurance coverages.

As is the case with many insurance companies in the United States, Zurich distributes many of its insurance products through agents or brokers.  This means that your agent or broker is not employed by Zurich and, in fact, may represent many insurance companies.  Because we do not employ your agent or broker, the way they are compensated may vary.  We recommend you discuss these arrangements with your agent or broker.

For an explanation of the nature and range of compensation Zurich may pay to your agent or broker in connection with your business, please go to http://www.zurichna.com.  Click on the information link located on the Agent/Broker Compensation Disclosure section.  Where appropriate, insert the Access Code provided below, and you will be able to view this information.  Alternatively, you may call (877) 347-6465 to obtain this type of information.

Thank you.

Access Code:  1413562961

U-RET-E-402-A CW (11/06)

1

ZURICH AMERICAN INSURANCE COMPANY Schaumburg, IL 60196-1056	Policy Number FID 6726162-00

Crime Policy Declarations

Form A

This policy consists of this Declarations Form, the Common Policy Conditions, the Crime General Provisions Form and the Coverage Forms indicated as applicable.

Insured by the Stock Company checked below.

☒  ZURICH AMERICAN INSURANCE COMPANY

In return for the payment of the premium, and subject to all the terms of this Policy, we agree with you to provide the insurance as stated in this Policy.

1. Named Insured: Saratoga Investment Corp.	2. Mailing Address: 535 Madison Avenue New York, NY 10022
Producer Name: Krauter & Company LLC 1350 Avenue of the Americas New York, NY 10036 Producer No: 04765000	3. Policy Period From: December 7, 2010 To: December 7, 2011 (12:01 A.M. Standard Time at your mailing address shown above.) Premium: $18,000

*** IF THE LIMIT OF INSURANCE COLUMN IS LEFT BLANK THERE IS NO COVERAGE***

4. Coverage, Limits of Insurance and Deductible

Coverage Forms Forming Part of this Policy	Limit of Insurance	Deductible Amount
Form A - Blanket-Employee Dishonesty Coverage	$5,000,000	$25,000
Form B - Forgery or Alteration Coverage	$5,000,000	$25,000
Form C - Theft, Disappearance and Destruction	$5,000,000	$25,000
Form D - Robbery and Safe Burglary	$5,000,000	$25,000
Form F - Computer Fraud/Wire Transfer	$5,000,000	$25,000
Additional Coverage Forms:
Form Z - Money Orders and Counterfeit Currency	$5,000,000	$25,000
- Credit Card Forgery	$5,000,000	$25,000

5. Endorsements forming part of this policy when issued:

6.  Cancellation of Prior Insurance: By acceptance of this Policy you give us notice canceling prior policy or bond Nos FID67266162-00 the cancellation to be effective at the time this Policy becomes effective.

Countersigned (Date)	By (Authorized Representative)
1/18/2011

Common Policy Conditions

IL 00 17 11 85

Copyright, Insurance Services Office, Inc., 1982, 1983

All Coverage Parts included in this policy are subject to the following conditions.

A.      Cancellation

1.                   The first Named Insured shown in the Declarations may cancel this policy by mailing or delivering to us advance written notice of cancellation.

2.                   We may cancel this policy by mailing or delivering to the first Named Insured written notice of cancellation at least:

a.                   10 days before the effective date of cancellation if we cancel for nonpayment of premium; or

b.                   30 days before the effective date of cancellation if we cancel for any other reason.

3.                   We will mail or deliver our notice to the first Named Insured’s last mailing address known to us.

4.                   Notice of cancellation will state the effective date of cancellation.  The policy period will end on that date.

5.                   If this policy is canceled, we will send the first Named Insured any premium refund due.  If we cancel, the refund will be pro rata.  If the first Named Insured cancels, the refund may be less than pro rata.  The cancellation will be effective even if we have not made or offered a refund.

6.                   If notice is mailed, proof of mailing will be sufficient proof of notice.

B.                 Changes

This policy contains all the agreements between you and us concerning the insurance afforded.  The first Named Insured shown in the Declarations is authorized to make changes in the terms of this policy with our consent. This policy’s terms can be amended or waived only by endorsement issued by us and made a part of this policy.

C.      Examination Of Your Books And Records

We may examine and audit your books and records as they relate to this policy at any time during the policy period and up to three years afterward.

D.                 Inspections And Surveys

We have the right but are not obligated to:

1.         Make inspection and surveys at any time;

2.         Give you reports on the conditions we find and

3.   Recommend changes.

Any inspections, surveys, reports or recommendations relate only to insurability and the premiums to be charged.  We do not make safety inspections.  We do not undertake to perform the duty of any person or organization to provide for the health or safety of workers or the public.  And we do not warrant that conditions:

1.         Are safe or healthful; or

2.         Comply with laws, regulations, codes or standards.

This condition applies not only to us, but also to any rating, advisory, rate service or similar organization which makes insurance inspections, surveys, reports or recommendations.

E.      Premiums

The first Named Insured shown in the Declarations:

1.   Is responsible for the payment of all premiums; and

2.   Will be the payee for any return premium we pay.

F.      Transfer Of Your Rights And Duties Under This Policy

Your rights and duties under this policy may  not be transferred without our written consent except in the case of death of an individual named insured.

If you die, your rights and duties will be transferred to your legal representative but only while acting within the scope of duties as your legal representative. Until your legal representative is appointed, anyone having proper temporary custody of your property will have your rights and duties but only with respect to that property.

The issuing Company identified on the Declarations have caused the Policy to be signed by its United States Manager and Secretary.  This Policy will not be valid unless countersigned by an authorized Agent of that Company.

W. H. Bolinder	David Bowers
United States Manager	Secretary
ZURICH AMERICAN INSURANCE COMPANY	ZURICH AMERICAN INSURANCE COMPANY

CR 10 00 10 90

CRIME GENERAL PROVISIONS

Various provisions in this policy restrict coverage.  Read the entire policy carefully to determine rights, duties and what is or is not covered.

Throughout this policy the words “you” and “your” refer to the Named Insured shown in the DECLARATIONS.  The words “we”, “us” and “our” refer to the Company providing this insurance.

Words and phrases in quotation marks are defined in the policy.

Unless stated- otherwise in any Crime Coverage Form, DECLARATIONS or endorsement, the following General Exclusions, General Conditions and General Definitions apply to all Crime Coverage Forms forming part of this policy.

A.                 GENERAL EXCLUSIONS

We will not pay for loss as specified below:

1.                   Acts Committed by You or Your Partners: Loss resulting from any dishonest or criminal act committed by you or any of your partners whether acting alone or in collusion with other persons.

2.                   Governmental Action: Loss resulting from seizure or destruction of property by order of governmental authority.

3.                   Indirect Loss: Loss that is an indirect result of any act or “occurrence” covered by this insurance including, but not limited to, loss resulting from:

a.                   Your inability to realize income that you would have realized had there been no loss of, or loss from damage to, Covered Property.

b.                   Payment of damages of any type for which you are legally liable.  But, we will pay compensatory damages arising directly from a loss covered under this insurance.

c.                   Payment of costs, fees or other expenses you incur in establishing either the existence or the amount of loss under this insurance.

4.                   Legal Expenses: Expenses related to any legal action.

5.                   Nuclear: Loss resulting from nuclear reaction, nuclear radiation or radioactive contamination, or any related act or incident.

6.                   War and Similar Actions: Loss resulting from war, whether or not declared, warlike action, insurrection, rebellion or revolution, or any related act or incident.

B.                 GENERAL CONDITIONS

1.                    Consolidation-Merger: If through consolidation or merger with, or purchase of assets of, some other entity:

a.                   Any additional persons become “employees”; or

b.                   You acquire the use and control of any additional “premises”;

any insurance afforded for “employees” or “premises” also applies to those additional “employees” and “premises”, but only if you:

a.                   Give us written notice within 30 days thereafter; and

b.                   Pay us an additional premium.

2.                   Coverage Extensions: Unless stated otherwise in the Coverage Form, our liability under any Coverage Extension is part of, not in addition to, the Limit of Insurance applying to the Coverage or Coverage Section.

3.                   Discovery Period for Loss: We will pay only for covered loss discovered no later than one year from the end of the policy period.

4.                   Duties in the Event of Loss.- After you discover a loss or a situation that may result in loss of, or loss from damage to, Covered Property you must:

a.                   Notify us as soon as possible.

b.                   Submit to examination under oath at our request and give us a signed statement of your answers.

c.                   Give us a detailed, sworn proof of loss within 120 days.

d.                   Cooperate with us in the investigation and settlement of any claim.

5.                   Joint Insured

a.                   If more than one Insured is named in the DECLARATIONS, the first named Insured will act for itself and for every other Insured for all purposes of this insurance.  If the first named Insured ceases to be covered, then the next named Insured will become the first named Insured,

b.                   If any lnsured or partner or officer of that Insured has knowledge of any information relevant to this insurance, that knowledge is considered knowledge of  every Insured.

c .                An “employee” of any Insured is considered to be an “employee” of every Insured.

d.                   If this insurance or any of its coverages is canceled or terminated as to any Insured, loss  sustained by that Insured is covered only if discovered no later than one year from the date of that cancellation or termination.

e.                   We will not pay more for loss sustained by more than one Insured than the amount we would pay if all the loss had been sustained by one Insured.

6.                   Legal Action Against Us: You may not bring any legal action against us involving loss:

a.                   Unless you have complied with all the terms of this insurance: and

b.                   Until 90 days after you have filed proof of loss with us; and

c.                   Unless brought within 2 years from the date you discover the loss.

7.                   Loss Covered Under More Than One Coverage of This Insurance: If two or more coverages of this insurance apply to the same loss, we will pay the lesser of:

a.                   The actual amount of loss; or

b.                   The sum of the limits of insurance applicable to those coverages.

8.                   Loss Sustained During Prior Insurance

a.                   If you, or any predecessor in interest, sustained loss during the period of any prior insurance that you or the predecessor in interest could have recovered under that insurance except that the time within which to discover loss had expired, we will pay for it under this insurance, provided:

(1)              This Insurance became effective at the time of cancellation or termination of the prior insurance; and

(2)              The loss would have been covered by this insurance had it been in effect when the acts or events causing the loss were committed or occurred.

b.                   The insurance under this Condition is part of, not in addition to, the Limits of Insurance applying to this insurance and is limited to the lesser of the amount recoverable under:

(1)              This insurance as of its effective date; or

(2)              The prior insurance had it remained in effect,

9.                   Loss Covered Under This Insurance and Prior Insurance Issued by Us or Any Affiliate: If any loss is covered:

a.                   Partly by this insurance; and

b.                   Partly by any prior canceled or terminated insurance that we or any affiliate had issued to you or any predecessor in interest;

the most we will pay is the larger of the amount recoverable under this insurance or the prior insurance.

10.            Non-Cumulation of Limit of Insurance: Regardless of the number of years this insurance remains in force or the number of premiums paid, no Limit of Insurance cumulates from year to year or period to period.

11.            Other Insurance: This insurance does not apply to loss recoverable or recovered under other insurance or indemnity.  However, if the limit of the other insurance or indemnity is insufficient to cover the entire amount of the loss, this insurance will apply to that part of ‘the loss, other than that falling within any deductible amount, not recoverable or recovered under the other insurance or indemnity.

However, this insurance will not apply to the amount of loss that is more than the applicable Limit of Insurance shown in the DECLARATIONS.

12.            Ownership of Property; Interests Covered: The property covered under this insurance is limited to property:

a.                   That you own or hold; or

b.                   For which you are legally liable.

However, this insurance is for your benefit only.  It provides no rights or benefits to any other person or organization.

13.            Policy Period

a.                   The Policy Period is shown in the DECLARATIONS.

b.                   Subject to the Loss Sustained During Prior Insurance condition, we will pay only for loss that you sustain through acts committed or events occurring during the Policy Period.

14.            Records: You must keep records of all Covered Property so we can verify the amount of any loss.

15.            Recoveries

a.                   Any recoveries, less the cost of obtaining them, made after settlement of loss covered by this insurance will be distributed as follows:

(1)              To you, until you are reimbursed for any loss that you sustain that exceeds the Limit of Insurance and the Deductible Amount, if any;

(2)              Then to us, until we are reimbursed for the settlement made;

(3)              Then to you,  until you are reimbursed for that part of the loss equal to the Deductible Amount, if any.

b.                   Recoveries do not include any recovery:

(1)              From insurance, suretyship, reinsurance, security or indemnity taken for our benefit, or

(2)              Of original “securities” after duplicates of them have been issued.

16.            Territory: This insurance covers only acts committed or events occurring within the United States of America, U.S. Virgin Islands, Puerto Rico, Canal Zone, or Canada.

17.            Transfer of Your Rights of Recovery Against Others to Us:  You must transfer to us all your rights of recovery against any person or organization for any loss you sustained and for which we have paid or settled.  You must also do everything necessary to secure those rights and do nothing after loss to impair them.

18.            Valuation-Settlement

a.                   Subject to applicable Limit of Insurance provision we will pay for:

(1)              Loss of “money” but only up to and including its face value.  We may, at our option, pay for loss of “money” issued by any country other than the United States of America:

(a)               At face value in the “money” issued by that country; or

(b)               In the United States of America dollar equivalent determined by the rate of exchange on the day the loss was discovered.

(2)              Loss of “securities” but only up to and including their value at the close of business on the day the loss was discovered.  We may, at our option:

(a)               Pay the value of such “securities” or replace them in kind, in which event you must assign to us all your rights, title and interest in and to those “securities”;

(b)               Pay the cost of any Lost Securities Bond required in connection with issuing duplicates of the “securities”.  However, we will be liable only for the payment of so much of the cost of the bond as would be charged for a bond having a penalty not exceeding the lesser of the:

i.                      Value of the “securities” at the close of business on the day the loss was discovered

or

ii.                  Limit of Insurance.

(3)              Loss of, or loss from damage to, “property other than money and securities” or loss from damage to the “premises” for not more than the:

(a)               Actual cash value of the property on the day the loss was discovered;

(b)               Cost or repairing the property or “premises”; or

(c)               Cost of replacing the property with property of like kind and quality.

We may at our option, pay the actual cash value of the property or repair or replace it.

If we cannot agree with you upon the actual cash value or the cost of repair or replacement, the value or cost will be determined by arbitration.

b.                   We may, at our option, pay for loss of, or loss from damage to, property other than “money”:

(1)   In the “money” of the country in which the loss occurred; or

(2)   In the United States of America dollar equivalent of the “money” of the country in which     the loss occurred determined by the rate of exchange on the day the loss was discovered.

c.                   Any property that we pay for or replace becomes our property.

C.                 GENERAL DEFINITIONS

1.                   “Employee” means:

a.    Any natural person:

(1)              While in your service (and for 30 days after termination of service); and

(2)              Whom you compensate directly by salary, wages or commissions; and

(3)              Whom you have the right to direct and control while performing services for you; or

b.                   Any natural person employed by an employment contractor while that person is subject to your direction and control and performing services for you excluding, however, any such person while having care and custody of property outside the “premises”.

But “employee” does not mean any:

(1)              Agent, broker, factor, commission merchant, consignee, independent contractor or representative of the same general character; or

(2)              Director or trustee except while performing acts coming within the scope of the usual duties of any employee.

2.                   “Money” means:

a.                   Currency, coins and bank notes in current use and having a face value; and

b.                   Travelers check, register checks and money orders held for sale to the public.

3.                   “Property Other Than Money and Securities” means any tangible property other than “money” and “securities” that has intrinsic value but does not include any property listed in any Crime Coverage Form as Property Not Covered.

4.                   “Securities” means negotiable and non-negotiable instruments or contracts representing either “money” or other property and includes:

a.                   Tokens, tickets, revenue and other stamps (whether represented by actual stamps or unused value in a meter) in current use; and

b.                   Evidences of debt issued in connection with credit or charge cards, which cards are not issued by you;

but does not include “money”.

CR 00 01 10 90

EMPLOYEE DISHONESTY COVERAGE FORM

(Coverage Form A - Blanket)

A.                 COVERAGE

We will pay for loss of, and loss from damage to, Covered Property resulting directly from the Covered Cause of Loss.

1.                   Covered Property: “Money”, “securities”, and “property other than money and securities”.

2.                   Covered Cause of Loss: “Employee dishonesty”.

3.                   Coverage Extension

Employees Temporarily Outside Coverage Territory: We will pay for loss caused by any “employee” while temporarily outside the territory specified in the Territory General Condition for a period not more than 90 days.

B.                 LIMIT OF INSURANCE

The most we will pay for loss in any one “occurrence” is the applicable Limit of Insurance shown in the DECLARATIONS.

C.                 DEDUCTIBLE

1 .                We will not pay for loss in any one “occurrence” unless the amount of loss exceeds the Deductible Amount shown in the DECLARATIONS.  We will then pay the amount of loss in excess of the Deductible Amount, up to the Limit of Insurance.

2.                   You must:

a.                   Give us notice as soon as possible of any loss of the type insured under this Coverage Form even though it falls entirely within the Deductible Amount.

b.                   Upon our request, give us a statement describing the loss.

D.                 ADDITIONAL EXCLUSIONS, CONDITIONS AND DEFINITIONS: In addition to the provisions in the Crime General Provisions, this Coverage Form is subject to the following:

1.                   Additional Exclusions: We will not pay for loss as specified below:

a.                   Employee Canceled Under Prior Insurance: loss caused by any “employee” of yours, or predecessor in interest of yours, for whom similar prior insurance has been canceled and not reinstated since the last such cancellation.

b.                   Inventory Shortages: loss, or that part of any loss, the proof of which as to its existence or amount is dependent upon:

(1)              An inventory computation; or

(2)              A profit and loss computation.

2.                   Additional Condition

Cancellation As To Any Employee: This insurance is canceled as to any “employee”:

a.                   Immediately upon discovery by:

(1)              You; or

(2)              Any of your partners, officers or directors not in collusion with the “employee”;

of any dishonest act committed by that “employee” whether before or after becoming employed by you.

b.                   On the date specified in a notice mailed to you.  That date will be least 30 days after the date of mailing.

The mailing of notice to you at the last mailing address known to us will be sufficient proof of notice.  Delivery of notice is the same as mailing.

3.                   Additional Definitions

a.                   “Employee Dishonesty” in paragraph A.2. means only dishonest acts committed by an “employee”, whether identified or not, acting alone or in collusion with other persons, except you or a partner, with the manifest intent to:

(1)              Cause you to sustain loss; and also

(2)              Obtain financial benefit (other than employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions) for:

(a)               The “employee”; or

(b)               Any person or organization intended by the “employee” to receive that benefit.

b.                   “Occurrence” means all loss caused by, or involving, one or more “employees”, whether the result of a single act or series of acts.

CR 00 03 01 86

FORGERY OR ALTERATION COVERAGE FORM

(Coverage Form B)

A.                 COVERAGE

We will pay for loss involving Covered Instruments resulting directly from the Covered Causes of Loss.

1.                   Covered Instruments: Checks, drafts, promissory notes, or similar written promises, orders or directions to pay a sum certain in “money” that are:

a.                   Made or drawn by or drawn upon you;

b.                   Made or drawn by one acting as your agent;

or that are purported to have been so made or drawn.

2.                   Covered Causes Of Loss: Forgery or alteration of, on or in any Covered Instrument.

3.                   Coverage Extension

Legal Expenses: If you are sued for refusing to pay any Covered Instrument on the basis that it has been forged or altered, and you have our written consent to defend against the suit, we will pay for any reasonable legal expenses that you incur and pay in that defense.  The amount we will pay under this extension is in addition to the Limit of Insurance applicable to this insurance.

B.                 LIMIT OF INSURANCE

The most we will pay for loss in anyone “occurrence” is the applicable Limit of Insurance shown in the Declarations.

C.                 DEDUCTIBLE

We will not pay for loss in any one “occurrence” unless the amount of loss exceeds the Deductible Amount shown in the Declarations.  We will then pay the amount of loss in excess of the Deductible Amount, up to the Limit of Insurance.  This provision does not apply to legal expenses paid under the Coverage Extension.

D.                 ADDITIONAL EXCLUSION, CONDITIONS AND DEFINITION

In addition to the provisions in the Crime General Provisions Form, this Coverage Form is also subject to the following:

1.                   Additional Exclusion

Acts of Employees, Directors, or Trustees: We will not pay for loss resulting from any dishonest or criminal act committed by any of your “employees”, directors, or trustees:

a.                   Whether acting alone or in collusion with other persons;

or

b.                   Whether while performing services for you or otherwise.

2.                   Additional Conditions

a.                   Facsimile Signatures: We will treat mechanically reproduced facsimile signatures the same as handwritten signatures.

b.                   General Amendment: As respects this Coverage Form, the words Covered Property in the Crime General Provisions Form mean Covered Instruments.

c.                   Proof of Loss: You must include with your proof of loss any instrument involved in that loss, or, if that is not possible, an affidavit setting forth the amount and cause of loss.

d.                   Territory: We will cover loss you sustain anywhere in the world.

The Territory General Condition does not apply to this Coverage Form.

3.                   Additional Definition

“Occurrence” means all loss caused by any person or in which that person is involved, whether the loss involves one or more instruments.

CR 00 04 10 90

THEFT, DISAPPEARANCE AND DESTRUCTION COVERAGE FORM

(Coverage Form C)

A.                 COVERAGE

We will pay for loss of Covered Property resulting directly from the Covered Causes of Loss.

1.                   Section 1. - Inside The Premises

a.                   Covered Property: “Money” and “securities” inside the “premises” or a “banking premises”.

b.                   Covered Causes of Loss

(1)              “Theft”

(2)              Disappearance

(3)              Destruction

c.                   Coverage Extensions

(1)              Containers of Covered Property: We will pay for loss of, and loss from damage to, a locked safe, vault, cash register, cash box or cash drawer located in the “premises” resulting directly from an actual or attempted

(a)               “Theft” of; or

(b)               Unlawful entry into those containers.

(2)              Premises Damage: We will pay for loss from damage to the “premises” or its exterior resulting directly from an actual or attempted “theft” of Covered Property if you are the owner of the “premises” or are liable for damage to it.

2.                   Section 2. - Outside the Premises

a.                   Covered Property: “Money” and “securities” outside the “premises” in the care and custody of a “messenger”.

b.                   Covered Causes of Loss

(1)              “Theft”

(2)              Disappearance

(3)              Destruction

c.                   Coverage Extension

Conveyance of Property By Armored Motor Vehicle Company: We will pay for loss of Covered Property resulting directly from the Covered Causes of Loss while outside the “premises” in the care and custody of an armored motor vehicle company.

But, we will pay only for the amount of loss that you cannot recover:

(1)              Under your contract with the armored motor vehicle company; and

(2)              From any insurance or indemnity carried by, or for the benefit of customers of, the armored motor vehicle company.

B.                 LIMIT OF INSURANCE

The most we will pay for loss in any one “occurrence” is the applicable Limit of Insurance shown in the DECLARATIONS.

C.                 DEDUCTIBLE

We will not pay for loss in any one “occurrence” unless the amount of loss exceeds the Deductible Amount shown in the DECLARATIONS.  We will then pay the amount of loss in excess of the Deductible Amount, up to the Limit of Insurance.  In the event more than one Deductible Amount could apply to the loss, only the highest Deductible Amount may be applied.

D.                 ADDITIONAL EXCLUSIONS, CONDITION AND DEFINITIONS: In addition to the provisions in the Crime General Provisions, this Coverage Form is subject to the following:

1.                   Additional Exclusions: We will not pay for loss as specified below:

a.                   Accounting or Arithmetical Errors or Omissions: Loss resulting from accounting or arithmetical errors or omissions.

b.                   Acts of Employees, Directors, Trustees or Representatives: Loss resulting from any dishonest or criminal act committed by any of your “employees”, directors, trustees or authorized representatives:

(1)              Acting alone or in collusion with other persons; or

(2)              While performing services for you or otherwise.

c.                   Exchanges or Purchases- Loss resulting from the giving or surrendering of property in any exchange or purchase.

d.                   Fire: Loss from damage to the “premises” resulting from fire, however caused.

e.                   Money Operated Devices: Loss of property contained in any money operated device unless the amount of “money” deposited in it is recorded by a continuous recording instrument in the device.

f.                     Transfer or Surrender of Property

(1)              Loss of property after it has been transferred or surrendered to a person or place outside the “premises” or “banking premises”:

(a) On the basis of unauthorized instructions: or

(b) As a result of a threat to do:

i.  Bodily harm to any person; or

ii. Damage to any property.

(2)              But, this exclusion does not apply under COVERAGE, Section 2. to loss of Covered Property while outside the “premises” or “banking premises” in the care and custody of a “messenger” if you:

(a)               Had no knowledge of any threat at the time the conveyance began; or

(b)               Had knowledge of a threat at the time the conveyance began, but the loss was not related to the threat.

g.                  Vandalism: Loss from damage to the “premises” or its exterior or to containers of Covered Property by vandalism or malicious mischief.

h.                  Voluntary Parting of Title to or Possession of Property: Loss resulting from your, or anyone acting on your express or implied authority, being induced by any dishonest act to voluntarily part with title to or possession of any property.

2.                   Additional Condition

Duties in the Event of Loss: If you have reason to believe that any loss of, or loss from damage to, Covered         Property involves a violation of law, you must notify the police.

3.                   Additional Definitions

a.                   “Banking Premises” means the interior of that portion of any building occupied by a banking institution or similar safe depository.

b.                   “Messenger” means you, any of your partners or any “employee” while having care and custody of the property outside the “premises”.

c.                   “Occurrence” means an:

(1)              Act or series of related acts involving one or more persons; or

(2)              Act or event, or a series of related acts or events not involving any person.

d.                   “Premises” means the interior of that portion of any building you occupy in conducting your business.

e.               “Theft” means any act of stealing.

CR 00 05 10 90

ROBBERY AND SAFE BURGLARY COVERAGE FORM - PROPERTY OTHER THAN MONEY AND SECURITIES

(Coverage Form D)

A.                 COVERAGE

We will pay for loss of, and loss from damage to, Covered Property resulting directly from the Covered Causes of Loss.

1.         Section l.-Inside The Premises

a.                   Robbery Of A Custodian

(1)              Covered Property: “Property other than money and securities” inside the “premises” in the care and custody of a “custodian”.

(2)              Property Not Covered: Motor vehicles, trailers, or semi-trailers or equipment and accessories attached to them.

(3)              Covered Cause of Loss: Actual or attempted “robbery”.

(4)              Coverage Extension

Premises Damage: We will pay for loss from damage to the “premises” or its exterior resulting directly from the Covered Cause of Loss, if you are the owner of the “premises” or are liable for damage to it.

b.          Safe Burglary

(1)              Covered Property: “Property other than money and securities” inside the “premises” in a safe or vault.

(2)              Covered Cause of Loss: Actual or attempted “safe burglary”.

(3)              Coverage Extension

Premises, Safe and Vault Damage: We will pay for loss from damage to:

(a)               The “premises” or its exterior; or

(b)               A locked safe or vault located inside the “premises”;

resulting directly from the Covered Cause of Loss, if you are the owner of the property or liable for damage to it.

2.         Section 2.-Outside The Premises

a.                   Covered Property: “Property other than money and securities” outside the “premises” in the care and custody of a “messenger”.

b.                   Property Not Covered: Motor vehicles, trailers or semi-trailers or equipment and accessories attached to them.

c.          Covered Cause of Loss: Actual or attempted “robbery”.

d.          Coverage Extension

Conveyance Of Property By Armored Motor Vehicle Company: We will pay for loss of, and loss from damage to, Covered Property resulting directly from the Covered Cause of Loss while outside the “premises” in the care and custody of an armored motor vehicle company.

But, we will pay only for the amount of loss you cannot recover:

(1)              Under your contract with the armored motor vehicle company; and

(2)              From any insurance or indemnity carried by, or for the benefit of customers of, the armored motor vehicle company.

B.                 LIMIT OF INSURANCE

The most we will pay for loss in any one “occurrence” is the applicable Limit of Insurance. shown in the DECLARATIONS.

C.                 DEDUCTIBLE

We will not pay for loss in any one “occurrence” unless the amount of loss exceeds the Deductible Amount shown in the DECLARATIONS.  We will then pay the amount of loss in excess of the Deductible Amount up to the Limit of Insurance.

In the event more than one Deductible Amount could apply to the loss, only the highest Deductible Amount may be applied.

D.                 ADDITIONAL EXCLUSIONS, CONDITIONS AND DEFINITIONS:

In addition to the provisions in the Crime General Provisions, this Coverage Form is subject to the following:

1.         Additional Exclusions: We will not pay for loss as specified below:

a.                   Acts of Employees, Directors, Trustees or Representatives: Loss resulting from any dishonest or criminal act committed by any of your “employees”, directors, trustees or authorized representatives:

(1)              Acting alone or in collusion with other persons; or

(2)              While performing services for you or otherwise.

b.                   Fire: Loss resulting from fire, however caused, except loss from damage to a safe or vault.

c.                   Transfer or Surrender of Property

(1)             Loss of, or loss from damage to, property after it has been transferred or surrendered to a person or place outside the “premises”:

(a)               On the basis of unauthorized instructions; or

(b)     As a result of a threat to do:

i.             Bodily harm to any person; or

ii.          Damage to any property.

(2)              But, this exclusion does not apply under COVERAGE, Section 2. to loss of Covered Property while outside the “premises” in the care and custody of a “messenger” if you:

(a)               Had no knowledge of any threat at the time the conveyance began; or

(b)               Had knowledge of a threat at the time the conveyance began, but the loss was not related to the threat.

d.                   Vandalism: Loss from damage to any property by vandalism or malicious mischief.

2.         Additional Conditions

a.                   Duties in the Event of Loss: If you have reason to believe that any loss of, or loss from damage to, Covered Property involves a violation of law, you must notify the police.

b.                   Special Limit of Insurance for Specified Property: We will only pay up to $5,000 for any one “occurrence” of loss of, and loss from damage to:

(1)              Precious metals, precious or semiprecious stones, pearls, furs, or completed or partially completed articles made of or containing such materials that constitute the principal value of such articles; or

(2)              Manuscripts, drawings, or records of any kind or the cost of reconstructing them or reproducing any information contained in them.

3.         Additional Definitions

a.                   “Custodian” means you, any of your partners or any “employee” while having care and custody of the property inside the “premises”, excluding any person while acting as a “watchperson” or janitor.

b.                   “Messenger” means you, any of your partners or any “employee” while having care and custody of the property outside the “premises”.

c.                   “Occurrence” means an:

(1)              Act or series of related acts involving one or more persons; or

(2)              Act or event, or a series of related acts or events not involving any person.

d.                   “Premises” means the interior of that portion of any building you occupy in conducting your business.

e.                   “Robbery” means the taking of property from the care and custody of a person by one who has:

(1)              Caused or threatened to cause that person bodily harm; or

(2)              Committed an obviously unlawful act witnessed by that person.

f.                     “Safe Burglary” means the taking of:

(1)              Property from within a locked safe or vault by a person unlawfully entering the safe or vault as evidenced by marks of forcible entry upon its exterior; or

(2)              A safe or vault from inside the “premises”.

g.                  “Watchperson” means any person you retain specifically to have care and custody of property inside the “premises” and who has no other duties.

CR 00 07 10 90

COMPUTER FRAUD COVERAGE FORM

(Coverage Form F)

A.                 COVERAGE

We will pay for loss of, and loss from damage to, Covered Property resulting directly from the Covered Cause of Loss.

1.         Covered Property: “Money”, “Securities” and “Property Other Than Money and Securities”.

2.         Covered Cause of Loss: “Computer Fraud”.

B.                 LIMIT OF INSURANCE

The most we will pay for loss in any one “occurrence” is the applicable Limit of Insurance shown in the DECLARATIONS.

C.                 DEDUCTIBLE

We will not pay for loss in any one “occurrence” unless the amount of loss exceeds the Deductible Amount in the DECLARATIONS.  We will then pay the amount of loss in excess of the Deductible Amount, up to the Limit of Insurance.  In the event more than one Deductible Amount could apply to the loss, only the highest Deductible Amount may be applied.

D.                 ADDITIONAL EXCLUSIONS, CONDITIONS AND

DEFINITIONS: In addition to the provisions in the Crime General Provisions, this Coverage Form is subject to the following:

1.         Additional Exclusions: We will not pay for loss as specified below:

a.                   Acts of Employees, Directors, Trustees or Representatives: Loss resulting from any dishonest or criminal act committed by any of your “employees”, directors, trustees or authorized representatives:

(1)              Acting alone or in collusion with other persons; or

(2)              While performing services for you or otherwise.

b.          Inventory Shortages: Loss, or that part of any loss, the proof of which as to its existence or amount is dependent upon:

(1)              An inventory computation; or

(2)              A profit and loss computation.

2.         Additional Conditions

a.                   Duties in the Event of Loss: If you have reason to believe that any loss of, or loss from damage to, Covered Property involves a violation of law, you must notify the police.

b.                   Special Limit of Insurance for Specified Property: We will only pay up to $5,000 for any one “occurrence” of loss of, and loss from damage to, manuscripts, drawings, or records of any kind or the cost of reconstructing them or reproducing any information contained in them.

3.         Additional Definitions

a.                   “Banking Premises” means the interior of that portion of any building occupied by a banking institution or similar safe depository.

b.                   “Computer Fraud” means “theft” of property following and directly related to the use of any computer to fraudulently cause a transfer of that property from inside the .. “premises” or “banking premises” to a person (other than a “messenger”) outside those “premises” or to a place outside those “premises”.

c.                   “Messenger” means you, any of your partners or any “employee” while having care and custody of the property outside the “premises”.

d.                   “Occurrence” means an:

(1)              Act or series of related acts involving one or more persons; or

(2)              Act or event, or a series of related acts or events not involving any person.

e.                   “Premises” means the interior of that portion of any building you occupy in conducting your business.

f.                 “Theft” means any act of stealing.

WIRE TRANSFER ENDORSEMENT

A.                 COVERAGE

We will pay for Loss of Covered Property resulting directly from the Covered Cause of Loss:

1.         Covered Property: “Money and Securities”

2.         Covered Cause of Loss: “Wire Transfer Communications Fraud”

B.                 LIMlT OF INSURANCE

The most we will pay for loss in any one “occurrence” is the applicable Limit of Insurance shown in the Declarations.

C.                 DEDUCTIBLE

We will not pay for loss in any one “occurrence” unless the amount of loss exceeds the deductible amount in the Declarations.  We will then pay the amount of loss in excess of the deductible amount, up to the Limit of Insurance.

D.                 ADDITIONAL EXCLUSIONS, CONDITIONS AND DEFINITIONS:

In addition to the provisions in the Crime General Provisions Form, this Coverage Form is subject to the following:

1.         ADDITIONAL EXCLUSIONS: We will not pay for loss as specified below:

a.                   Acts of Employees, Directors, Trustees or Representatives: Loss resulting from any dishonest or criminal act committed by any of your “employees”, directors, trustees or authorized representatives.

(1)              acting alone or in collusion with other persons, or

(2)              while performing services for you or otherwise.

b.                   Inventory Shortages: loss, or that part of any loss, the proof of which is dependent upon:

(1)              an inventory computation; or

(2)              a profit and loss computation.

c.                   Computer Fraud: loss following and directly related to the fraudulent use of any computer or the fraudulent use of or change to any computer program.

2.         ADDITIONAL CONDITIONS:

a.                   Duties in the Event of Loss: if you have reason to believe that any loss of Covered Property involves a violation of law, you must notify the police.

b.                   Transfer Agreement: you will maintain a written agreement with any banking institution authorized to transfer Covered Property at your request which:

(1)              contains a listing of your “employees” who are authorized to initiate wire transfers-,

(2)              requires the banking institution to verify by telephone conversation with your authorized “employees” any electronic or wire transfer instructions communicated by you, other than:

(a)               “prearranged transfers,” or

(b)               transfers made through an automated teller machine, before transferring Covered Property;

(3)              requires the banking institution to confirm completed transfers in writing to you within five (5) working days; and

(4)              does not impair your right of action against the banking institution for any loss of Covered Property resulting from failure to exercise reasonable care or to comply with your communication instructions.

3.         ADDITIONAL DEFINITONS

a.                   “Banking Premises” means the interior of that portion of any building occupied by a banking institution or similar safe depository.

b.                   “Messenger” means you, any or your partners or any “employee” while having care and custody of the property outside the “premises”.

c.                   “Occurrence” means an:

(1)              act or series of related acts involving one or more persons; or

(2)              act or event, or a series of related acts or events not involving any person.

d.                   ‘Prearranged Transfer’ means an electronic transfer which is part of a regular or scheduled series of electronic transfers, authorized by written agreement, to a designated banking institution specifying:

(1)              the amount of Covered Property to be transferred; and

(2)              account number to be credited.

e.                   “Premises” means the interior of that portion of any building you occupy in conducting your business.

f.                     “Theft” means any act of stealing.

g.                  “Wire Transfer Communication Fraud’ means “theft’ of Covered Property following and directly related to use of written or verbal instructions which are purported to have been made by you, to fraudulently cause an electronic transfer of that property from ‘banking premises” to:

(1)              another account, except an account controlled by you, within the ‘banking premises”, or

(2)              a person (other than a “messenger”) or place outside the “banking premises”.

COMMERCIAL CRIME COVERAGE FORM Z

MONEY ORDERS AND COUNTERFEIT PAPER CURRENCY COVERAGE FORM

A.                 COVERAGE

We will pay for loss involving Covered Instruments resulting directly from the Covered Causes of Loss.

1.         Covered Instruments: United States or Canadian paper currency and post office or express money orders.

2.         Covered Causes of Loss:

a.          Acceptance, in good faith, in exchange for merchandise, “Money” or services, of any post office or express money order issued or purported to have been issued by any post office or express company, if such money order is not paid upon presentation.

b.          Acceptance in good faith, in the regular course of business, of counterfeit United States or Canadian paper currency.

B.                 LIMIT OF INSURANCE

The most we will pay for loss in any one “occurrence” is the applicable Limit of Insurance shown in the DECLARATIONS.

C.                 DEDUCTIBLE

We will not pay for loss in any one “occurrence” unless the amount of the loss exceeds the Deductible Amount shown in the DECLARATIONS.  We will then pay the amount of loss in excess of the Deductible Amount, up to the Limit of insurance.

D.                 ADDITIONAL EXCLUSION AND DEFINITION

1.         Additional Exclusion: We will not pay for loss as specified below:

Acts of Employees, Directors, Trustees or Representatives: Loss resulting from any dishonest or criminal act committed by any of your “employees”, directors, trustees or authorized representatives.

2.         Additional Definition

“Occurrence” means all loss whether:

a.                    Caused by one or more persons; or

b.                    Involving a single act or series of related acts.

POLICY NUMBER:

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

CR 10 12 01 86

CREDIT, DEBIT OR CHARGE CARD FORGERY

This endorsement applies only to the FORGERY OR ALTERATION COVERAGE FORM B.

A. SCHEDULE

Limit of	Covered Instruments
Insurance

See Declaration Page	☒ Includes
☐ Limited to

B.                 PROVISIONS

1.         Covered Instruments either includes or is limited to, whichever is indicated as applicable in the SCHEDULE, written instruments required in conjunction with any credit, debit or charge card issued to you or any “employee” for business purposes.

2.         The most we will pay in any one “occurrence” is the Limit of Insurance shown in the SCHEDULE.0

3.         The following Additional Exclusion is added:

Non-Compliance With Credit, Debit or Charge Card lssuer’s Requirements: We will not pay for loss arising from any credit, debit or charge card if you have not complied fully with the provisions, conditions or other terms under which the card was issued.

COMMERCIAL CRIME

POLICY NUMBER

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

WELFARE AND PENSION PLAN ERISA COMPLIANCE

Provision 1. of this endorsement applies to the CRIME GENERAL PROVISIONS FORM and all Crime Coverage Forms forming part of the Policy.  The other provisions of this endorsement apply only to the EMPLOYEE DISHONESTY COVERAGE FORM A - BLANKET.

PROVISIONS

In compliance with certain provisions of the Employee Retirement Income Security Act (ERISA):

1.                   “Employee” also includes any natural person who is:

a.                    A trustee, an officer, employee, administrator or a manager, except an administrator or a manager who is an independent contractor, of any Employee Welfare or Pension Benefit Plan (hereafter called Plan) insured under this insurance, and

b.                    Your director or trustee while that person is handling funds or other property of any Plan insured under this insurance.

2.                   If any Plan is insured jointly with any other entity under this insurance, you or the Plan Administrator must select a Limit of Insurance for the EMPLOYEE DISHONESTY COVERAGE FORM that is sufficient to provide an amount of insurance for each Plan that is at least equal to that required if each Plan were separately insured.

3.                   If the Insured first named in the Declarations is an entity other than a Plan, any payment we make to that Insured for loss sustained by any Plan will be held by that Insured for the use and benefit of the Plan(s) sustaining the loss.

4.                   If two or more Plans are insured under this insurance, any payment we make for loss:

a.                    Sustained by two or more Plans or

b.                    Of commingled funds or other property of two or more Plans that arises out of one “occurrence”, is to be shared by each Plan sustaining loss in the proportion that the amount of insurance required for each such Plan under ERISA provisions bears to the total of those amounts.

5.                   The Deductible provision of the EMPLOYEE DISHONESTY COVERAGE FORM does not apply to loss sustained by any Plan subject to ERISA which is insured under this insurance.

CR 10270186

THIS ENDORSEMENT CHANGES THE POLICY.

PLEASE READ IT CAREFULLY.

IL12011185

AMEND COMMON POLICY CONDITIONS

Add G. Non-Renewal Condition.

1.                                       We may elect not to renew this policy at each annual anniversary date.

2.                                       If we decide not to renew this policy, we will mail or deliver written notice to the first Named Insured shown in the Declarations, at the address shown in this policy, at least 60 days before the annual anniversary date.

3.                                       If notice is mailed, proof of mailing will be sufficient proof of notice.

LOSS OR CLAIM NOTICE

Written notice shall be given to:

ZURICH INSURANCE COMPANY

P. O. Box 307010

Jamaica, NY  11430-7010

Attn: Executive Assurance

Zurich American Insurance Company (“Insurer”)

CRIME INSURANCE POLICY

NAMED INSURED WITH OMNIBUS LANGUAGE

Named Insured: Saratoga Investment Corp.	Endorsement Number: 1

To be attached to and form a part of Policy Number: FID 6726162-00	Effective Date: December 7, 2010

It is agreed that:

Item 1., Named Insured, on the Declaration Page is amended to include the following:

And any subsidiary company or corporation now existing or hereinafter constituted, created, or acquired by the Named Insured and in which the Insured has a majority interest, subject to the Crime General Provisions, section B.1.

Any Employee Benefit Plan sponsored by the Named Insured now existing or hereafter created or required to be bonded under the Employee Retirement Income Security Act of 1974.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Signed by:		1/18/2011
	Authorized Representative	Date

Zurich American Insurance Company (“Insurer”)

CRIME INSURANCE POLICY

THE RISK MANAGEMENT DEPARTMENT or GENERAL COUNSEL / ENHANCEMENT ENDORSEMENT

ENDORSEMENT 2

To be attached to and form a part of the Employee Dishonesty Coverage Form (Coverage Form A-Blanket).

It is agreed that:

1.              AMEND INVENTORY SHORTAGES EXCLUSION

Section D, 1, entitled ADDITIONAL EXCLUSIONS, CONDITIONS AND DEFINITIONS: subsection b. “Inventory Shortages”, shall be deleted and the following substituted in lieu thereof:

Loss, or that part of any loss, the proof of which as to its existence or amount is dependent upon: (1) a profit and loss computation or (2) a comparison of inventory records with an actual physical count; provided, however, that where you establish wholly apart from such comparison that you have sustained a loss covered under the applicable coverage form, then you may offer your inventory records and actual physical count of inventory in support of the amount of loss claimed.

2.              AMEND PRIOR DISHONESTY COVERAGE EXCLUSION

Section D, 2, entitled Additional Conditions: subsection a, “Cancellation As To Any Employee:”,  shall be amended to include:   (3) This Exclusion will not apply to acts committed prior to the date of employment when such activities involved money, securities or other property valued at $25,000 or less.

3.              AMEND LOSS NOTICE UNDER THE DEDUCTIBLE

Section C, entitled Deductible subsection 2,a., shall be deleted and replaced with the following: Give us notice as soon as possible of any loss of the type insured under this Coverage Form, when it is reasonably expected to exceed 50% of the Deductible Amount.

1/2008 FID

All headings herein are for convenience only.  This policy shall be interpreted and applied without regard to such headings

1

The above shall also be applicable to General Condition B, 4, a. of the CRIME GENERAL PROVISIONS.

To be attached to and form a part of the Crime General Provisions Form (CR 10 00 10 90).

It is agreed that:

1.              AMEND TERRITORIAL LIMITS

Section B, 16, entitled Territory shall be deleted and replaced with the following:

This insurance covers acts committed or events occurring anywhere in the world.

2.              AMEND CONSOLIDATION-MERGER

Section B, 1, entitled Consolidation-Merger is amended to include the following:

In the event of consolidation or merger, we will extend the requirement of written notice to us from 30 days to 60 days.  If the acquisition results in less than a 15% increase in assets, coverage is automatic.

3.              AMEND DEFINITION OF EMPLOYEE

Section C, entitled General Definitions, subsection 1,a(1), shall be deleted and replaced with the following:

(1) While in your service (and for 60 days after termination of service); and

Section C, entitled General Definitions, subsection 1, is amended to include the following:

c.  any former employees, directors and trustees retained as consultants, directors or trustees while acting as a member of any of your elected or appointed committees to perform on your behalf specific directorial acts; non-compensated officers; directors, trustees, leased employees, students, interns, temporary employees and volunteers of yours while performing acts within the scope of the usual duties of an employee.

2

4.  AMEND DUTIES IN THE EVENT OF LOSS

Under Section B, 4, entitled Duties in the Event of Loss:  use of the word “you” is intended to mean “Risk Management Department, General Counsel and any officer”.  However, if none exists then the word “you” shall retain its original definition.

To be attached to and form a part of the Common Policy Conditions (IL 00 17 11 85).

It is agreed that:

1.              AMEND CANCELLATION

Section A, entitled Cancellation subsection 2,b. shall be deleted and replaced with the following:

In the event of cancellation, nonrenewal or material change, the first Named Insured will be provided, 60 days prior written notice, except for non-payment of premium, which will remain at 10 days.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Signed by:		1/18/2011
	Authorized Representative	Date

3

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

CR 10 57 04 97

WELFARE AND PENSION PLAN ERISA COMPLIANCE

(DISCOVERY FORM)

Provisions 1. and 2. of this endorsement apply to the CRIME GENERAL PROVISIONS (Discovery Form) and all Crime Coverage Forms forming part of the Policy. The other provisions of this endorsement apply only to the EMPLOYEE DISHONESTY COVERAGE FORM A—BLANKET.

PROVISIONS

In compliance with certain provisions of the Employee Retirement Income Security Act (ERISA):

1.              “Employee” also includes any natural person who is:

a.               A trustee, an officer, employee, administrator or a manager, except an administrator or a manager who is an independent contractor, of any Employee Welfare or Pension Benefit Plan (hereafter called Plan) insured under this insurance, and

b.               Your director or trustee while that person is handling funds or other property of any Plan insured under this insurance.

2.              In regard to the Plans insured under this insurance, the Extended Period to Discover Loss General Condition of the Crime General Provisions(Discovery Form) is replaced by the following:

Extended Period to Discover Loss: We will pay for loss sustained by any Plan prior to the effective date of termination  or cancellation of this insurance, which is discovered by you no later than 1 year from the date of that termination or cancellation.

However, this extended period to discover loss terminates immediately upon the effective date of any other similar insurance obtained by you that covers the loss in whole or in part.

3.              If any Plan is insured jointly with any other entity under this insurance, you or the Plan Administrator must select a Limit of Insurance for the EMPLOYEE DISHONESTY COVERAGE FORM that is sufficient to provide an amount of insurance for each Plan that is at least equal to that required if each Plan were separately insured.

4.              If the Insured first named in the Declarations is an entity other than a Plan, any payment we make to that Insured for loss sustained by any Plan will be held by that Insured for the use and benefit of the Plan(s) sustaining the loss.

5.              If two or more Plans are insured under this insurance, any payment we make for loss:

a.               Sustained by two or more Plans or

b.               Of commingled funds or other property of two or more Plans that arises out of one “occurrence,” is to be shared by each Plan sustaining loss in the proportion that the amount of insurance required for each such Plan under ERISA provisions bears to the total of those amounts.

6.              The Deductible provision of the EMPLOYEE DISHONESTY COVERAGE FORM does not apply to loss sustained by any Plan subject to ERISA which is insured under this insurance.

Zurich American Insurance Company (“Insurer”)

CRIME INSURANCE POLICY

AMEND DISCOVERY — One Year OR REPLACEMENT

Named Insured: Saratoga Investment Corp.	Endorsement Number: 4

To be attached to and form a part of Policy Number: FID 67266162-00	Effective Date: December 7, 2010

To be attached to and form a part of the Crime General Provisions (CR 10 00 10 90).

1.               It is agreed that Section B, entitled General Conditions, subsection 3, Discovery Period for Loss, is hereby deleted in its entirety and replaced with the following:

Discovery Period for Loss:  We will pay only for covered loss discovered no later than the effective date of the replacement of this Policy with similar insurance issued to the Insured by an insurer other than the Company; provided that if this Policy is not replaced with similar insurance by an insurer other than the Company, we will pay for covered loss discovered no later than sixty (60) days from the end of the policy period

2.               In regard to the Welfare and Pension Plan ERISA Compliance, the Extended Period to Discover Loss: We will pay for claims submitted by any Plan for covered loss discovered no later than one year from the end of the policy period.

However, this extended period to discover loss terminates immediately upon the effective date of any other similar insurance obtained by you that covers the loss in whole or in part.

3.               Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, limitations, or provisions of the attached policy, except as above stated.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Signed by:		1/18/2011
	Authorized Representative	Date

Zurich American Insurance Company (“Insurer”)

CRIME INSURANCE POLICY

CLIENT’S PROPERTY ENDORSEMENT

Named Insured: Saratoga Investment Corp.	Endorsement Number: 5

To be attached to and form a part of Policy Number: FID 67266162-00	Effective Date: December 7, 2010

This endorsement applies only to  EMPLOYEE DISHONESTY COVERAGE FORM A.

SCHEDULE:

Limit of Insurance	Deductible Amount
$5,000,000	$25,000

PROVISIONS:

1.               The following Coverage Extension is added to Coverage Form A:

We will pay for loss of or loss from damage to “Covered Property” sustained by your “client” while you are performing services for such “client” and resulting directly from a Covered Cause of Loss under Coverage Form A committed by an identified “employee”, acting alone or in collusion with other persons.

2.              For purposes of this Endorsement only, Section B, of General Provisions 12. OWNERSHIP OF PROPERTY, INTERESTS COVERED is replaced with the following:

The property covered under this Coverage Extension is limited to property:

a.           That your “client” owns or leases; or

b.            That your “client” holds for others whether or not your “client” is legally liable for the loss of such property.

However, this insurance is for your benefit only. It provides no rights or benefits to any other person or organization, including your “client”. Any claim for loss under this Coverage Extension must be presented by you.

3.               Under Section D.(1) of Coverage Form A, Additional Exclusions is amended to include:

Loss attributable to fraudulent, dishonest or criminal acts of any “employee” while acting in collusion with any of your “client’s” proprietors, officers, directors, partners or employees.

4.               Under Section D.(3) C. of Coverage Form A, Additional Definitions is amended to include:

“Client” means any entity for whom you perform services pursuant to a written contract.

FID 3-2008

1

5.               The most we will pay for loss in any one occurrence is the Limit of Insurance shown in the SCHEDULE, which  is part of, not in addition to, the Limit of Insurance shown in the DECLARATIONS as applicable to the EMPLOYEE DISHONESTY COVERAGE FORM.

6.               We will not pay for loss in any one “occurrence” unless the amount of loss exceeds the Deductible Amount shown in the SCHEDULE.

ALL OTHER TERMS CONDITIONS AND CONDITIONS REMAIN UNCHANGED

FID 3-2008

2

THIS DISCLOSURE IS ATTACHED TO AND MADE PART OF YOUR POLICY.

DISCLOSURE OF IMPORTANT INFORMATION

RELATING TO TERRORISM RISK INSURANCE ACT

SCHEDULE*

Premium attributable to risk of loss from certified acts of terrorism for lines of insurance subject to TRIA:

$N/A

*Any information required to complete this Schedule, if not shown above, will be shown in the Declarations.

A.            Disclosure of Premium

In accordance with the federal Terrorism Risk Insurance Act (“TRIA”), as amended, we are required to provide you with a notice disclosing the portion of your premium, if any, attributable to the risk of loss from terrorist acts certified under that Act for lines subject to TRIA.  That portion of premium attributable is shown in the Schedule above.  The premium shown in the Schedule above is subject to adjustment upon premium audit, if applicable.

B.            Disclosure of Federal Participation in Payment of Terrorism Losses

The United States Government may pay a share of insured losses resulting from an act of terrorism. The federal share equals 85% of that portion of the amount of such insured losses that exceeds the insurer retention.  The insurer retention equals 20% of the insurer’s prior calendar year direct earned premium associated with lines of insurance subject to TRIA.  TRIA is scheduled to expire on December 31, 2014.

C.            Disclosure of $100 Billion Cap on All Insurer and Federal Obligations

If aggregate insured losses attributable to terrorist acts certified under TRIA exceed $100 billion in a Program Year (January 1 through December 31) and an insurer has met its deductible under the program, that insurer shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of Treasury.

D.            Availability

As required by TRIA, we have made available to you for lines subject to TRIA coverage for losses resulting from acts of terrorism certified under TRIA with terms, amounts and limitations that do not differ materially from those for losses arising from events other than acts of terrorism.

E.              Definition of Act of Terrorism under TRIA

TRIA defines “act of terrorism” as any act that is certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States:

1.                to be an act of terrorism;

2.                to be a violent act or an act that is dangerous to human life, property or infrastructure;

3.                to have resulted in damage within the United States, or outside of the United States in the case of  an air carrier (as defined in section 40102 of Title 49, United States Code) or a United States flag vessel (or a vessel based principally in the United States, on which United States income tax is paid and whose insurance coverage is subject to regulation in the United States), or the premises of a United States mission; and

4.                to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

No act may be certified as an act of terrorism if the act is committed as part of the course of a war declared by Congress (except for workers’ compensation) or if losses resulting from the act, in the aggregate for insurance subject to TRIA, do not exceed $5,000,000.

Copyright © 2007 Zurich American Insurance Company	U-GU-630-C (12/07)
Includes copyrighted material of ISO Properties, Inc. with its permission

1

Exhibit 2

RESOLVED, that, after due consideration of all relevant factors including, but not limited to, the value of the aggregate assets of the Company to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Company’s portfolio, the fidelity bond, as presented at the meeting, insuring the Company for covered acts or omissions of the Board and officers of the Company in accordance with the requirements of Rule 17g- 1 under the Investment Company 1940 Act (the “1940 Act”) are reasonable in form and amount; and

FURTHER RESOLVED, that the payment by the Company of the premium for coverage under the fidelity bond, in the amount described at this meeting is approved; and

FURTHER RESOLVED, that the Chief Compliance Officer is designated as the party responsible for making all filings with the SEC and giving all notices on behalf of the Company with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.